Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2022	2021

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$813,012	$677,991
Exploration and Production and Other Revenues	931,237	700,464
Pipeline and Storage and Gathering Revenues	254,412	224,827
	1,998,661	1,603,282

Operating Expenses:
Purchased Gas	314,766	181,628
Operation and Maintenance:
Utility and Energy Marketing	182,725	183,013
Exploration and Production and Other	184,541	156,126
Pipeline and Storage and Gathering	130,433	111,681
Property, Franchise and Other Taxes	100,164	89,281
Depreciation, Depletion and Amortization	347,665	320,790
Impairment of Oil and Gas Producing Properties	—	347,829
	1,260,294	1,390,348
Gain on Sale of Timber Properties	—	51,066
Operating Income	738,367	264,000

Other Income (Expense):
Other Income (Deductions)	6,753	(10,345)
Interest Expense on Long-Term Debt	(120,591)	(140,375)
Other Interest Expense	(3,962)	(7,240)

Income Before Income Taxes	620,567	106,040

Income Tax Expense	147,410	20,125

Net Income Available for Common Stock	$473,157	$85,915

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$5.18	$0.95

Diluted:
Net Income Available for Common Stock	$5.15	$0.95

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,265,508	90,274,365

Used in Diluted Calculation	91,956,205	90,738,593